

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3233

August 24, 2017

<u>Via E-mail</u>
Mr. James R. Mountain
Chief Financial Officer
Armour Residential REIT, Inc.
3001 Ocean Drive, Suite 201
Vero Beach, FL 32963

> **Re: Armour Residential REIT, Inc.**
> **Form 10-K for the fiscal year ended December 31, 2016**
> **Filed February 15, 2017**
> **File No. 1-34766**

Dear Mr. Mountain:

   We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

   Sincerely,

   /s/ Eric McPhee

   Eric McPhee
   Senior Staff Accountant
   Office of Real Estate & -
     Commodities